UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of the Private Placement

As previously disclosed in the Form 6-K furnished on March 12, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with 10 non-U.S. investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell in a private placement offering (the “Private Placement”) an aggregate of 100,000,000 ordinary shares (the “Shares”), par value $0.0001 per share, at a purchase price per share of $0.10, for gross proceeds of approximately $10,000,000, of which proceeds will be used for working capital and other general corporate purposes. The Private Placement closed on March 21, 2025.

Unaudited Pro Form Condensed Combined Financial Information

As previously disclosed in a Form 6-K furnished on March 20, 2025, the Company entered into three separate debt conversion agreements (the “Debt Conversion Agreements”) with three creditors of the Company, being Mr. Ming-Chia Huang, a director and the chief executive officer of the Company, Ms. Ya-Hui Wu, the spouse of Mr. Huang, and AWinner Limited, which is controlled by Mr. Chung-Yi Sun, a director of the Company, to convert such debts owed into equity of the Company. Among these, (i) an amount of $823,100 owed to Mr. Ming-Chia Huang will be converted into 8,231,000 new ordinary shares of the Company, which will be redesignated into 8,231,000 new Class A preferred shares subject to approval by shareholders of the Company by an ordinary resolution; (ii) an amount of $550,000 owed to Ms. Ya-Hui Wu will be converted into 5,500,000 new ordinary shares of the Company; and (iii) an amount of $1,110,000 owed to AWinner Limited will be converted into 11,100,000 new ordinary shares of the Company.

In connection with the Private Placement and the Debt Conversion Agreements, the Company is furnishing with this Form 6-K the unaudited pro forma combined balance sheet and statement of operations as of and for the six months ended June 30, 2024 to reflect the effects of (i) the business combination with Cetus Capital Acquisition Corp. which was closed on July 31, 2024, (ii) the issuance of 24,831,000 ordinary shares pursuant to the Debt Conversion Agreements and (iii) the issuance of 100,000,000 ordinary shares in the Private Placement, as applicable, as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Pro Forma Combined Balance Sheet and Statement of Operations as of and for the six months ended June 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	March 25, 2025

By:	/s/ Min-jie Cui
Name:	Min-jie Cui
Title:	Chief Financial Officer

Date:	March 25, 2025